Exhibit 10.5
March 17, 2009
Grant Cushny
114 Crystal Springs Drive
Cranberry Township, PA 16066
Dear Grant:
Tollgrade Communications, Inc. (“Tollgrade”) considers the stability of its executive management team to be essential to Tollgrade’s best interests. In order to induce you to remain in Tollgrade’s employment, this agreement (the “Agreement”) describes the severance compensation that Tollgrade agrees will be provided to you in the event your employment with Tollgrade is terminated under the circumstances described below.
This Agreement shall be for an initial term beginning on the date hereof and expiring on the third anniversary of such date (the “Term”) and shall automatically be extended for successive additional terms of two years unless either party gives the other written notice of its intent not to renew at least 60 days prior to the end of the then current term.
1.	At-will Employment. Notwithstanding any provisions of this Agreement, any offer letter, confidentiality agreement, or other document that you sign in connection with your employment, your employment at Tollgrade is and continues to be “at-will” employment and may be terminated at any time with or without cause or notice.

2.	Scope of Agreement. This Agreement is not intended to supersede the terms of any offer letter, confidentiality agreement, or other document which you sign in connection with your employment with Tollgrade, except insofar as such document deals with severance pay (e.g., in the event the terms of any offer letter conflict with the terms of this Agreement the terms of this Agreement shall control). This Agreement is made in connection with a stock option grant made to you on January 26, 2009, and this Agreement specifically supersedes your Change in Control Agreement dated January 22, 2008.

3.	Severance Payment if Termination Occurs Without Cause. If your employment is terminated by Tollgrade without Cause (as defined in Section 5 hereof) at any time during the Term, then the following shall be provided to you:
(a)	Tollgrade shall pay to you on or before the fifth day following your termination date a lump sum equal to the highest annual base salary you received while employed by Tollgrade, excluding bonuses, commissions and other similar amounts.

(b)	Tollgrade shall reimburse you for any reasonable fees or other costs incurred by you up to a maximum amount of $6,000 in retaining and continuing the services of an executive placement agency during the period beginning on your termination date and ending on the earlier to occur of (i) the second anniversary of your termination date and (ii) the date on which you obtain other employment or become self-employed. You shall be required to substantiate these expenses and must request reimbursement from Tollgrade, and reimbursement by Tollgrade shall be made as soon as administratively possible after receiving the request but no later than the end of the third calendar year following your termination date.

(c)	You shall be deemed for purposes of Tollgrade’s health and welfare employee benefit plans to have remained in the continuous employment of Tollgrade for the one-year period following your termination date and shall be entitled to monthly health and welfare benefits as though you had so remained in the employment of Tollgrade. If for any reason, whether by law or provisions of Tollgrade’s employee benefit plans or otherwise, any benefits to which you would be entitled to under the foregoing sentence cannot be provided pursuant to such employee benefit plans, then Tollgrade shall pay to you the difference between the benefits you would have received in accordance with the foregoing sentence if Tollgrade or its employee benefit plans could have provided such benefits and the amount of benefits, if any, actually paid by Tollgrade or its employee benefit plans. Any such payments shall be made to you prior to March 15 of the year following the year in which you become entitled to the payments. Notwithstanding any other provision of this Section 3(c), Tollgrade shall not be required to provide to you any group health benefits unless you shall have timely elected COBRA continuation coverage following your termination of employment.

(d)	Payment of the benefits described in this Section 3 is subject to you signing and not revoking for a period of seven days a separation and mutual release of claims agreement in substantially the form then used by Tollgrade in connection with its general severance policy.

(e)	You shall have no duty to seek any other employment after termination of your employment with Tollgrade, but if you do obtain other employment, then Tollgrade shall be entitled to credit against any payments which would otherwise be made pursuant to Section 3(c) hereof, any comparable payments to which you are entitled under the employee benefit plans maintained by your other employer or employers in connection with services to such employer or employers after termination of your employment with Tollgrade.
4.	Payment if Termination Occurs Other than by Tollgrade Without Cause. If your employment is terminated other than by Tollgrade without Cause, Tollgrade shall have no obligations to you under this Agreement.

5.	Definition of “Cause.” For purposes of this Agreement, termination of your employment shall be for “Cause” if it is determined by Tollgrade to be for any of the following:
(a)	Fraud, misappropriation, theft, embezzlement or other willful and deliberate acts of similar dishonesty;

(b)	Conviction of, or a plea of guilty or nolo contendre to, a felony or a crime involving moral turpitude;

(c)	Illegal use of drugs in the workplace;

(d)	Intentional and willful misconduct that subjects Tollgrade to criminal liability or material civil liability;

(e)	Willful and deliberate breach of the your duty of loyalty, including, but not limited to, the diversion or usurpation of corporate opportunities properly belonging to Tollgrade;

(f)	Willful and deliberate disregard of Tollgrade’s policies and procedures in any material respect;

(g)	Material breach or violation of Tollgrade’s Code of Business Conduct and Ethics;

(h)	Willful and deliberate breach or violation of any of the material terms of this Agreement, including but not limited to the covenants and restrictions set forth in this Agreement;

(i)	Willful and deliberate insubordination, willful and deliberate refusal to perform, or willful gross neglect in the performance of, your duties or responsibilities, or willful and deliberate refusal to follow the proper instructions of Tollgrade, if any; or

(j)	Failure by you to fully cooperate as directed by Tollgrade in any action, litigation, investigation or other proceeding brought before or by any Governmental Authority.
For purposes of this definition, no act, or failure to act, on your part shall be considered “deliberate,” “intentional” or “willful” unless done, or omitted to be done, by you with a lack of good faith and with a lack of reasonable belief that his action or omission was in the best interests of Tollgrade.
6.	Notices. For the purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered personally, sent by courier or mailed by United States certified or registered mail, return receipt requested, postage prepaid. All notices to Tollgrade shall be directed to the attention of the Chief Executive Officer of Tollgrade with a copy to the

General Counsel of Tollgrade. All notices to you may be delivered to your last-known address as maintained by Tollgrade and you are responsible for maintaining the accuracy of that address.
7.	Successors; Binding Agreement.
(a)	This Agreement shall inure to the benefit of, and be binding upon, any corporate or other successor or assignee of Tollgrade which shall acquire, directly or indirectly, by merger, consolidation or purchase, or otherwise, all or substantially all of the business or assets of Tollgrade. Tollgrade shall require any such successor to expressly to assume and agree to perform this Agreement in the same manner and to the same extent as Tollgrade would be required to perform if no such succession had taken place.

(b)	This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die after termination of employment where any amount would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your estate.
8.	No Waiver or Modification. No provision of this Agreement may be modified, waived, or discharged unless such modification, waiver, or discharge is agreed to in a writing signed by you and an authorized officer of Tollgrade that expressly references this letter agreement. No waiver by either party hereto at any time of any breach by the other party hereto of, or of compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same, or at any prior or subsequent time.

9.	Entire Agreement. This Agreement represents the entire agreement and understanding between the parties as to the subject matter hereof and supersedes all prior contemporaneous agreements, whether written or oral.

10.	Severability; Validity. If any provision of this Agreement shall be held invalid, illegal or unenforceable in any jurisdiction, for any reason, then, to the full extent permitted by law: (a) all other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intent of the parties hereto as nearly as may be possible, (b) such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision hereof, and (c) any court or arbitrator having jurisdiction thereover shall have the power to reform such provision to the extent necessary for such provision to be enforceable under applicable law.

11.	Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to conflicts of laws principles. You hereby irrevocably submit to the personal jurisdiction of the United States District Court for the Western District of Pennsylvania or the Court of Common Pleas of Allegheny County, Pennsylvania in any action or proceeding arising out of or relating to this Agreement, and that all claims in respect of any such action or proceeding may be heard and determined in either such court.
12.	Taxes. All payments made pursuant to this Agreement shall be subject to withholding of applicable income and employment taxes. If any payment due you pursuant to this Agreement results in a tax being imposed pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended, then Tollgrade shall reduce the total payments payable to you to the maximum amount payable without incurring the Section 4999 tax.

13.	Covenant Not to Compete. You covenant and agree that if you receive payment under this Agreement, then during the Restricted Period (as defined below), you shall not in the United States of America, directly or indirectly, whether as principal or as agent, officer, director, employee, consultant, shareholder or otherwise alone or in association with any other person, corporation or other entity, engage or participate in, be connected with, lend credit or money to, furnish consultation or advice or permit your name to be used in connection with, any Competing Business (as defined below). “Restricted Period” shall mean the one-year period following your termination date, plus any amount of time during such period which you are in violation of this provision. “Competing Business” shall mean any person, corporation or other entity engaged in the business of selling or attempting to sell any product or service which competes with (i) products or services sold by Tollgrade within the two years prior to termination of your employment or (ii) new products of Tollgrade with respect to which, at the date of your termination, we had allocated engineering resources to develop such new products.

14.	Section 409A Compliance. It is intended that any payments due to you hereunder will not be subject to Section 409A of the Internal Revenue Code of 1986, as amended. However, to the extent it is determined that payment under this Agreement would violate the six-month delay requirement of Section 409A, any payment that otherwise would have been made during the six-month period following your “separation from service” as defined in Section 409A will be paid in a single sum on the first day of the seventh month following the date of such separation from service.

15.	Precedence. This Agreement is not intended to establish and does not establish a practice or policy for the treatment of any other employees with respect to severance or any other matter.

16.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

If you would like to enter into this Agreement, kindly sign and return to Tollgrade the enclosed copy of this letter, which will then constitute our agreement on this subject.
Very truly yours,
TOLLGRADE COMMUNICATIONS, INC.

By: Name:	/s/ Sara M. Antol Sara M. Antol
Title:	Secretary
AGREED:

/s/ Grant Cushny Grant Cushny